Form N-8A

Securities and Exchange Commission
Washington, D.C.  20549

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:Amplify ETF Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):

3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

Telephone Number (including area code):  (630) 464-7600

Name and address of agent for service of process:

Christian Magoon
c/o Amplify Investments LLC
3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

         Yes      ☐                     No      ☒

Other Information

In addition to completing the cover page, a registrant must complete the following items unless it has indicated on the cover page that it is filing the registration statement required pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Item 1. Exact Name of Registrant

Amplify ETF Trust (the “Registrant”)

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant was created on January 9, 2015, pursuant to the laws of Massachusetts.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Registrant is a trust.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Registrant is a management company.

Item 5. If registrant is a management company:

(a)state whether registrant is a “closed-end” company or an “open-end” company;

(b)state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The Registrant is an open-end company, each series of which may be diversified or non-diversified funds.

Item 6. Name and address of each investment adviser of registrant.

Amplify Investments LLC
3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not Applicable

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a)state the name and address of each sponsor of registrant;

Amplify Investments LLC
3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

(b) state the name and address of each officer and director of each sponsor of registrant;

Christian Magoon
Chief Executive Officer
c/o Amplify Investments LLC
3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

James Stuart
Chief Financial Officer
c/o Amplify Investments LLC

3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

(c)state the name and address of each trustee and each custodian of registrant.

Christian Magoon
c/o Amplify Investments LLC
3250 Lacey Road, Suite 130
Downers Grove, Illinois 60515

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No, the Registrant is not currently issuing or offering securities directly to the public.

(b)If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable.

(c)If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities  (yes or no).

No, the Registrant is not presently proposing a public offering of securities.

(d)State whether registrant has any securities currently issued and outstanding (yes or no).

No, the Registrant has not issued any of its securities.

(e)If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10. State the current value of registrant’s total assets.

None.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No, the Registrant has not applied, nor intends to apply, for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Not Applicable.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the county of El Paso and state of Colorado on October 23, 2015.

[Seal]	Amplify ETF Trust

Amplify Investments LLC

By: /s/ Christian Magoon Christian Magoon
Chief Executive Officer Amplify Investments LLC

Attest:	/s/ Joseph Haugh
(Name)

Notary Public
(Title)